FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 001-38757

For the month of May 2019

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome

Chuo-ku, Tokyo 103-8668

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Takeda Announced Candidates for New Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: May 14, 2019	By:	/s/ Takashi Okubo
Takashi Okubo
Global Head of Investor Relations

Better Health, Brighter Future

News Release

Takeda Announces Candidates for New Directors

Osaka, Japan, May 14, 2019, — Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Takeda”) today announced that it has decided the candidates for new Directors which will be proposed to the 143rd Ordinary General Meeting of Shareholders on June, 2019. The candidates are as follows;

1.	Candidates for Non-Audit and Supervisory Committee Directors

Name	Category		Current Role

Christophe Weber	Internal	Existing	Representative Director, President & Chief Executive Officer

Masato Iwasaki	Internal	Existing	Director, President, Japan Pharma Business Unit

Andrew Plump	Internal	Existing	Director, President, Research & Development

Constantine Saroukos	Internal	New	Corporate Officer, Chief Financial Officer

Masahiro Sakane	External	Existing	External Director, Chair of the Board Meeting

Olivier Bohuon	External	Existing	External Director

Ian Clark	External	Existing	External Director

Yoshiaki Fujimori	External	Existing	External Director

Steven Gillis	External	Existing	External Director

Toshiyuki Shiga	External	Existing	External Director

Jean-Luc Butel	External	New	External Director, Audit & Supervisory Committee member

Shiro Kuniya	External	New	External Director, Head of Audit & Supervisory Committee

Among the above candidates, Jean-Luc Butel and Shiro Kuniya will resign as Audit & Supervisory Committee Directors at the close of the 143rd Ordinary General Meeting of Shareholders.

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2.	Candidates for Audit and Supervisory Committee Directors

Name	Category		Current Role

Emiko Higashi	External	New	External Director

Michel Orsinger	External	New	External Director

Audit & Supervisory Committee Directors (Yasuhiko Yamanaka and Koji Hatsukawa) are within their 2-year tenure, and are not subjects for reelection this year.

Media Contact:

Kazumi Kobayashi

kazumi.kobayashi@takeda.com

+81 (0) 3-3278-2095

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